

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2021

Marc Lasky
Chief Executive Officer
Fernhill Corp
3773 Howard Hughes Pkwy
Suite 500s
Las Vegas , NV 89169

> **Re: Fernhill Corp**
> **Offering Statement on Form 1-A**
> **Filed September 9, 2021**
> **File No. 024-11630**

Dear Mr. Lasky:

 We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Offering Statement on Form 1-A</u>

<u>General</u>

1. It is unclear how you intend to price the offering. We note the disclosure "at a price between $0.008-$0.04." We note that Rule 251(d)(3)(ii) does not permit at the market offerings under Regulation A. Please revise disclosure, as appropriate, throughout the offering circular to indicate that the securities being offered will be sold at a fixed price.

2. Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. We note your disclosure that you intend to acquire, build and develop, businesses. Please provide us with an analysis as to how you are eligible to conduct this offering under Regulation A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeff Turner, Esq.